Q3 2022 RESULTS REVIEW November 8th, 2022 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this earning release, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused the war in the Ukraine and by COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

THIRD QUARTER 2022 MAIN HIGHLIGHTS Supply chain still constrained but improving Raven-enabled product launches Improved FY’22 guidance Revenues - $bn (1) Gross Margin calculated as Gross Profit divided by Revenues, as shown on slide 20 (2) Non-GAAP measures (definition and reconciliation in appendix) AG Gross Margin - %(1) I.A. Free Cash Flow - $mn(2) +29% at constant currency Positive, despite seasonality of working capital Pricing > prod. costs

$666M adj. EBIT(1) Q3 22 14.8% adj. EBIT margin(1) $4.5B net sales Q3 22 +32% change net sales (@CC*) AGRICULTURE Price / cost positive Gross margin at 25.0%, +290 bps YoY Supply chain driving elevated manufacturing inventories Demand strong, especially in the Americas Accepting orders through Q3 2023 in most markets (*) @CC means at constant currency; (1) Non-GAAP measures (definition & reconciliation in appendix)

TECHNOLOGY LEADERSHIP & CUSTOMER INSPIRED INNOVATION Case IH Trident™ 5550 applicator with Raven Autonomy™ New Holland Guardian™ sprayers with Raven technology Case IH Austoft 9900 Sugarcane Harvester

$24M adj. EBIT(1) Q3 22 2.7% adj. EBIT margin(1) $895M net sales Q3 22 +20% change net sales (@CC*) Construction Pricing offsetting higher production cost Gross margin at 12.6% Sampierana integration continues Strong order coverage in North America and Europe Launched Minotaur™ Compact Dozer Loader (*) @CC means at constant currency; (1) Non-GAAP measures (definition and reconciliation in appendix)

THIRD QUARTER 2022 | FINANCIAL HIGHLIGHTS (*) Non-GAAP measures (definition and reconciliation in appendix) Note: all figures for 2021 in this presentation refer to continuing operations +24% +260 bps +60% +$0.07 -$1.9 B Industrial Activities Consolidated +272 Adjusted Diluted EPS(*) Available Liquidity(*) Gross Margin Free Cash Flow(*) Adjusted EBIT(*) Net Sales ($mn) 2022 2021 $ $

THIRD QUARTER 2022 | INDUSTRIAL ACTIVITIES ADJ. EBIT (1) WALK (1) Note: adj. EBIT is a Non-GAAP measures (definition and reconciliation in appendix) (2) Gross Margin calculated as Gross Profit divided by Revenues, as shown on slide 20 Note: Numbers may not add due to rounding AG CE 184 24 621 102 (438) (101) (61) (19) (67) (2) 12 (1) AG 25.0% 14.8% CE 12.6% 2.7% Gross Margin(2) Adj EBIT Margin By Segment +2.9 p.p. +0.4 p.p. +3.2 p.p. 0.0 p.p. Note | Δ p.p. change vs. Q3 2021 ($mn) ADJ. EBIT(1) Q3’21 Vol. & Mix Pricing, Net Prod. Cost SG&A R&D FX | Other Unallocated, Elim. & Other ADJ. EBIT(1) Q3’22 12.4% 9.7%

THIRD QUARTER 2022 | FINANCIAL SERVICES (*) Including unconsolidated JVs (**) RoA defined as: EBIT / average managed assets annualized ($mn) Delinquencies on Book (>30 Days) Profitability Ratios Managed Portfolio(*) & Retail Originations(*) Net Income Gross Margin / Average Assets on Book ROA(**) September 30, 2021 September 30, 2022 2020 2021 2022 2020 2021 2022 Retail Wholesale Operating Lease 29% 62% 9% 63% 30% 7% $20.0bn $21.2bn Q3’22 retail originations at $2.5bn, up $0.1bn compared to Sept. 30, 2021 Managed portfolio* at $21.2bn, up $1.2bn compared to Sept. 30, 2021 (up $2.4bn on a constant currency basis)

THIRD QUARTER 2022 | INDUSTRIAL ACTIVITIES CHANGE IN NET DEBT(*) (*) Non-GAAP measures (definition and reconciliation in appendix); Note: Numbers may not add due to rounding Q3 2021 Q3 2022 Net (Debt) / Cash I.A. ($bn) Free Cash Flow I.A. ($bn) ($mn) I.A. Net Debt June 30, 2022 Adj. EBIT D&A Cash Interest & Taxes Change in Working Capital Change in Provisions & others PP&E CapEx Other Changes Dividends & Equity Changes FX & Other I.A. Net Debt Sept 30, 2022 Shares BB (76) Dividends (1) Free Cash Flow(*) of Industrial Activities 202 ($mn) Change in Working Capital Cash inflow Cash outflow (417) Net (Debt)/Cash and Free Cash Flow by quarter Industrial Activities (*) 0.2 (1.3) ($bn)

CAPITAL ALLOCATION PRIORITIES Support growth and ensure shareholder returns, while maintaining a strong balance sheet ORGANIC GROWTH Capex up 18% from Q3 2021, R&D up 36%, both in line with targets CREDIT RATING Current long-term ratings: Moody’s Baa2; S&P BBB and Fitch BBB+ GROSS DEBT Gross Debt stable in Q3 at constant currency SHAREHOLDER RETURNS $76mn of share buybacks in the quarter INORGANIC GROWTH Sufficient liquidity for M&A opportunities

FY 2022 ESTIMATES | INDUSTRY UNIT PERFORMANCE VS. FY 2021 NOTE: Total Industry Volume % change FY 2022 vs. FY 2021 reflecting aggregate for key markets where Company competes. (*) Regional split definition in Appendix NORTH AMERICA(*) EUROPE(*) REST OF EMEA(*) SOUTH AMERICA(*) APAC(*) 0-140 HP Tractors (15%) – (10%) (5%) (5%) – Flat Flat – 5% Flat 140+ Large Tractors 10% – 15% Combines 10% Flat (40%) Flat – 5% 25% Light (5%) (5%) – Flat (10%) – (5%) 20% – 25% (25%) – (20%) Heavy 5% – 10% (10%) – (5%) 10% 15% – 20% (25%) – (20%)

FY 2022 E | GUIDANCE (1) Net Sales outlook reflecting full-year €/$ exchange rate average of 1.05 (2) FCF definition in Appendix INDUSTRIAL ACTIVITIES INDUSTRIAL ACTIVITIES Previous Guidance Updated Guidance Net Sales(1) +12% to +14% +16% to +18% SG&A ≤ 7.5% < 7.5% Free Cash Flow(2) > $1.0B Confirmed R&D ~ $1.4B Confirmed CapEx Significant uncertainties remain, including rising inflation, geopolitical instability, the war in Ukraine and may affect our forecast for the year.

PRELIMINARY 2023 MACRO OUTLOOK Slowdown of global growth in very uncertain macro scenario Inflation to be monitored; affected by multiple headwinds Farm income sustained despite input cost increases Supply chain still unstable, however progressively improving Tight channel inventories, linked to supply chain evolution Order books extending into 2023, providing visibility

CNHI FOCUS AND PRIORITIES Order coverage strong despite limited order windows Investing in technology and products Strategic Sourcing Program roll-out Strike ongoing at 2 of 42 plants; facilities still operational Building the tech stack with Raven as the anchor Voluntarily transition to filing on Forms 10-K and 10-Q Tech Day event in early December

APPENDIX

Q3 2022 | UNIT PERFORMANCE VS. Q3 2021 NOTE: Total Industry Volume % change 2022 vs. 2021 reflecting aggregate for key markets where Company competes. (*) Regional split definition in Appendix (1) YoY change for orders to be built as of end of September 2022 NORTH AMERICA(*) EUROPE(*) REST OF EMEA(*) SOUTH AMERICA(*) APAC(*) 0-140 HP Tractors (16%) (8%) (2%) 12% 8% 140+ Large Tractors 9% Combines 13% 12% (57%) 20% 12% Light (1%) (6%) (9%) 13% (8%) Heavy 9% (9%) 5% 27% (10%) Industry Company TRACTORS COMBINES LIGHT Heavy Order Book(1) down ~10% Order Book(1) down ~20% Order Book(1) Up >20% Order Book(1) Up >20% Company Inventory Dealer Inventory Retail Production

Q3 / 9M 2022 | FINANCIAL SUMMARY

($mn)	Q3 2022	Q3 2021	Δ YoY	9M 2022	9M 2021	Δ YoY
U.S. GAAP						
Revenues	**5,881**	4,746	+24%	**16,608**	14,016	+18%
Net Sales | Industrial Activities	**5,396**	4,336	+24%	**15,189**	12,808	+19%
Net Income	**559**	460	+99	**1,447**	1,337	+110
Diluted EPS ($)	**0.41**	0.34	+0.07	**1.06**	0.98	+0.08
Non – GAAP (1)						
Net Sales | Industrial Activities @CC	**5,625**	4,336	+30%	**15,612**	12,808	+22%
Adjusted EBIT | Industrial Activities	**670**	420	+60%	**1,753**	1,385	+27%
Adjusted EBIT Margin | Industrial Activities	**12.4%**	9.7%	+270 bps	**11.5%**	10.8%	+70 bps
Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	**726**	533	+36%	**1,962**	1,593	+23%
Adjusted Effective Tax Rate	**26%**	16%	+10 pp	**26%**	21%	+5 pp
Adjusted Net Income	**557**	463	+94	**1,518**	1,322	+196
Adjusted net income attributable to CNH Industrial N.V.	**554**	460	+94	**1,508**	1,315	+193
Weighted average shares outstanding – diluted (million)	**1,355**	1,361	(0.4%)	**1,359**	1,360	(0.1%)
Adjusted Diluted EPS ($)	**0.41**	0.34	+0.07	**1.11**	0.97	+0.14
Free Cash Flow | Industrial Activities	**202**	(70)	+272	**(453)**	703	(1,156)

	30-Sept-22	31-Dec-21	Δ
Net Industrial Cash (Debt) ($mn)	**(1,272)**	(1,126)	(13%)
Available Liquidity ($mn)	**8,645**	10,521	(18%)

(*) @CC means at constant currency
(1) Non-GAAP measures (definition and reconciliation in appendix)
Note: Numbers may not add due to rounding

CNH INDUSTRIAL
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Q3 2022 | Industrial activities net sales (1) Net Sales | Excluding Other Activities, Unallocated Items and Adjustment & Eliminations Note: % change YoY and @CC means at constant currency AG CE Industrial Activities (1) $4,501mn $895mn $5,396mn +26% YoY +32% @CC +16% YoY +20% @CC +24% YoY +30% @CC By Region as reported By Region as reported By Region as reported By Product as reported By Product as reported By Segment as reported Q3 2022 Q3 2021 AG Industrial Activities (1) CE

Q3 / 9M 2022 | Financials by segment Revenues Gross Profit Adj. EBIT Adj. EBIT Margin % Q3 22 Q3 21 Q3 22 Q3 21 Q3 22 Q3 21 Q3 22 Q3 21 Agriculture 4,501 3,563  1,127  787 666 415 14.8% 11.6% Construction Equip. 895 773  113 94 24 21 2.7% 2.7% Elimination & Other - - - 3 (20) (16) Industrial Activities 5,396  4,336 1,240 884  670 420 12.4% 9.7% Financial Services 482 405 Elimination & Other 3 5 TOTAL 5,881 4,746  ($mn) Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix) Revenues Gross Profit Adj. EBIT Adj. EBIT Margin % 9M 22 9M 21 9M 22 9M 21 9M 22 9M 21 9M 22 9M 21 Agriculture 12,600 10,571 3,046 2,451 1,755 1,396 13.9% 13.2% Construction Equip. 2,589 2,237 343 288 90 70 3.5% 3.1% Elimination & Other - - (19) 5 (92) (81) Industrial Activities 15,189  12,808 3,370 2,744 1,753 1,385 11.5% 10.8% Financial Services 1,419 1.194 Elimination & Other - 14 TOTAL 16,608 14,016

Q3 / 9M 2022 | Net Sales and Adj. EBIT Breakdown * Raven included in Others (1) Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix); Numbers may not add due to rounding Net Sales Split Industrial Activities | Adj. EBIT Walk AG CE Q3 22 Q3 21 Q3 22 Q3 21 NA 38% 36% NA 49% 44% EMEA 28% 36% EMEA 25% 26% LA 23% 18% LA 19% 20% APAC 11% 10% APAC 7% 10% Tractors 51% 56% Heavy 36% 46% Combines 25% 24% Light 61% 50% Others* 24% 20% Others 3% 4% Q3 walk adj. EBIT(1) ’21 Vol. & Mix Pricing, Net Prod. Cost SG&A R&D FX | Other Unalloc., Elim. & Other adj. EBIT(1) ’22 Ind. Activities 420 208 723 (539) (80) (69) 11 (4) 670 Agriculture 415 184 621 (438) (61) (67) 12   666 Constr. Equip. 21 24 102 (101) (19) (2) (1)   24 ($mn) AG CE 9M 22 9M 21 9M 22 9M 21 NA 37% 35% NA 48% 44% EMEA 32% 40% EMEA 25% 27% LA 21% 15% LA 19% 16% APAC 10% 10% APAC 8% 13% Tractors 52% 57% Heavy 37% 46% Combines 24% 23% Light 60% 50% Others* 24% 20% Others 3% 4% 9M walk adj. EBIT(1) ’21 Vol. & Mix Pricing, Net Prod. Cost SG&A R&D FX | Other Unalloc., Elim. & Other adj. EBIT(1) ’22 Ind. Activities 1,385 432 1,824 (1,535) (172) (184) 14 (11) 1,753 Agriculture 1,396 372 1,542 (1,265) (131) (177) 18 1,755 Constr. Equip. 70 60 282 (270) (41) (7) (4) 90

Q3 2022 Q3 2021 9M 2022 9M 2021 Investments in property, plant and equipment, and intangible assets 106 90 243 195 Breakdown by Category         New Product & Technology 50% 37% 38% 42% Maintenance & Other 33% 48% 42% 48% Industrial Capacity Expansion & LT Investments 17% 15% 20% 10% Breakdown by Segment         Agriculture 85% 86% 87% 85% Construction Equipment 15% 14% 13% 15%           Research and Development 213 157 609 453           Total spending (CapEx + R&D) in new products 194 126 489 341 Breakdown by Trend         Digital 42% 28% 38% 25% Electric Vehicles and CNG-LNG 9% 2% 9% 2% Other New Program 49% 70% 53% 73% ($mn) Q3 / 9M 2022 | capex and r&d

($bn) Outstanding Sept 30, 2022 3M 2022 2023 2024 2025 2026 Beyond 2.0 Bank Debt 0.5 0.8 0.3 0.2 0.1 0.2 9.6 Capital Market 0.6 2.1 2.0 1.4 1.7 1.8 0.1 Other Debt 0.1 0.0 0.0 0.0 0.0 0.0 11.9 Cash Portion of (Debt) Maturities 1.3 2.9 2.3 1.6 1.8 2.0 of which Industrial Activities 0.1 1.0 0.7 0.7 0.5 1.6 of which Financial Services 1.2 2.0 1.6 0.9 1.3 0.3 3.8 Cash & Cash Equivalents 0.7 of which restricted cash 0.1 Net Receivables / (Payables) with Iveco Group N.V. 4.7 Undrawn Committed credit lines 8.7 Total Available Liquidity Debt maturity schedule | breakdown Note: Numbers may not add due to rounding

Reconciliations

RECONCILIATION OF NET INCOME (LOSS) TO ADJ. EBIT BY SEGMENT (US GAAP)

($mn)	Q3 2022				9M 2022			
	AG	CE	Unall. Items, Elim. & Other	Industrial Activities	AG	CE	Unall. Items, Elim. & Other	Industrial Activities
Consolidated Net income				**559**				**1,447**
Less: Consolidated Income tax (expense) benefit				(192)				(579)
Consolidated Income before taxes				**751**				**2,026**
Less: Financial Services								
Financial Services Net income				86				263
Financial Services Income taxes				32				106
Add back of the following Industrial Activities items:								
Interest expenses, net of interest income & eliminations				27				97
Foreign exchange (gains) losses, net				14				14
Finance & non-service component of Pension & other post-empl. benefit costs (1)				(35)				(112)
Adjustments for the following Industrial Activities items:								
Restructuring expenses	11	-	-	11	16	3	-	19
Other discrete items (2)	-	-	20	20	-	-	78	78
Adjusted EBIT of Industrial Activities	**666**	**24**	**(20)**	**670**	**1,755**	**90**	**(92)**	**1,753**

(1) In the three months ended September 30, 2022, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million as a result of the amortization over the 4 years of the $101 million positive impact from the 2021 modifications of a healthcare plan in the U.S. In the nine months ended September 30, 2022, this item includes the pre-tax gain of $90 million as a result of the 2018 modification and a pre-tax gain of $18 million as a result of the 2021 modifications.

(2) In the three months ended September 30, 2022, this item included $7 million of separation costs incurred in connection with our spin-off of the Iveco Group Business and $14 million of costs related to the activity of the Raven segments held for sale, including the loss on the sale of the Aerostar division. In the nine months ended September 30, 2022, this item included $43 million of asset write-downs, $13 million of separation costs incurred in a connection with our spin-off of the Iveco Group Business and $22 million of costs related to the activity of the Raven segments held for sale, including the loss on the sale of the Engineered Films and Aerostar divisions.

CNH INDUSTRIAL

Q3 2022 Results Review | November 8, 2022

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RECONCILIATION OF NET INCOME (LOSS) TO ADJ. EBIT BY SEGMENT (US GAAP)

($mn)	Q3 2021				9M 2021			
	AG	CE	Unall. Items, Elim. & Other	**Industrial Activities**	AG	CE	Unall. Items, Elim. & Other	**Industrial Activities**
Consolidated Net income				**329**				**1,453**
Less: Consolidated Net Income (loss) of Discontinued Operations				(131)				116
Consolidated Net income (loss) of Continuing Operations				**460**				**1,377**
Less: Consolidated Income tax (expense) benefit				(79)				(347)
Consolidated Income (loss) before taxes (continuing operations)				**539**				**1,684**
Less: Financial Services								
Financial Services Net income				96				259
Financial Services Income taxes				31				83
Add back of the following Industrial Activities items:								
Interest expenses, net of interest income & eliminations				21				92
Foreign exchange (gains) losses, net				(21)				(6)
Finance & non-service component of Pension & other post-empl. benefit costs [1]				33				(102)
Adjustments for the following Industrial Activities items:								
Restructuring expenses	4	11	-	15	8	13	-	21
Other discrete items [2]	-	-	26	26	-	-	38	38
Adjusted EBIT of Industrial Activities	**415**	**21**	**(16)**	**420**	**1,396**	**70**	**(81)**	**1,385**

(1) In the three months ended September 30, 2021, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. In the nine months ended September 30, 2021, this item includes the pre-tax gain of $90 million as a result of the 2018 modification.

(2) In the three months ended September 30, 2021, this item included $24 million separation costs in connection with the spin-off of the Iveco Group business. In the nine months ended September 30, 2021, this item included $32 million separation costs in connection with the spin-off of the Iveco Group business.

CNH INDUSTRIAL

Q3 2022 Results Review | November 8, 2022

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RECONCILIATION OF TOTAL DEBT TO NET DEBT (US GAAP)

($mn)	Consolidated		Industrial Activities		Financial Services	
	Sept. 30, 2022	Dec. 31, 2021	Sept. 30, 2022	Dec. 31, 2021	Sept. 30, 2022	Dec. 31, 2021
Third party debt	(20,922)	(20,897)	(4,644)	(5,335)	(16,278)	(15,562)
Intersegment notes payable	-	-	(183)	(150)	(585)	(181)
Payable to Iveco Group N.V.[4]	(95)	(3,986)	(6)	(3,764)	(89)	(222)
Total (Debt) [1]	**(21,017)**	**(24,883)**	**(4,833)**	**(9,249)**	**(16,952)**	**(15,965)**
Less:						
Cash and cash equivalents	3,154	5,044	2,736	4,386	418	658
Restricted cash	660	801	131	128	529	673
Intersegment notes receivable	-	-	585	181	183	150
Receivables from Iveco Group N.V.[4]	224	3,484	151	3,430	73	54
Other current financial assets[2]	2	1	2	1	-	-
Derivatives hedging debt	(44)	(3)	(44)	(3)	-	-
Net Cash (Debt) [3]	**(17,021)**	**(15,556)**	**(1,272)**	**(1,126)**	**(15,749)**	**(14,430)**

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $183 million and $150 million as of September 30, 2022 and December 31, 2021, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $585 million and $181 million as of September 30, 2022 and December 31, 2021, respectively.

(2) This item includes short-term deposits and investments towards high-credit rating counterparties.

(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was ($402) million and ($31) million as of September 30, 2022 and December 31, 2021, respectively.

(4) For December 31, 2021, this item is shown net on the CNH Industrial balance sheet.

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Reconciliation of Cash & cash equivalents to Available liquidity under U.S.-GAAP (1) This item includes short-term deposits and investments towards high-credit rating counterparties September 30, 2022 June 30, 2022 March 31, 2022 December 31, 2021 Cash and cash equivalents 3,154 2,855 3,219 5,044 Restricted cash 660 729 842 801 Undrawn committed facilities 4,700 5,002 5,087 5,177 Receivables from Iveco Group N.V. 224 281 297 3,484 Payables to Iveco Group N.V. (95) (73) (47) (3,986) Other current financial assets(1) 2 1 1 1 Available liquidity 8,645 8,795 9,399 10,521 ($mn)

Q3 2022 Q3 2021 9M 2022 9M 2021 Net cash provided by (used in) Operating Activities (Continuing Operations) 272 673 (886) 1,474 Cash flows from Operating Activities of Financial Services net of eliminations 27 (628) 704 (548) Change in derivatives hedging debt of Industrial Activities and other 46 (1) 17 (8) Investments in assets sold under operating lease assets of Industrial Activities (8) (10) (14) (18) Investments in property, plant and equipment, and intangible assets of Industrial Activities (106) (90) (243) (195) Other changes (1) (29) (14) (31) (2) Free cash flow of Industrial Activities 202 (70) (453) 703 Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments ($mn)

Q3 2022 Q3 2021 9M 2022 9M 2021 Net income (loss) – Continuing Operations 559 460 1,447 1,337 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) (4) 11 5 (23) Adjustments impacting Income tax (expense) benefit (b) 2 (8) 66 8 Adjusted net income (loss) 557 463 1,518 1,322 Adjusted net income (loss) attributable to CNH Industrial N.V. 554 460 1,508 1,315 Weighted average shares outstanding – diluted (million) 1,355 1,361 1,359 1,360 Adjusted diluted EPS ($) 0.41 0.34 1.11 0.97 Income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 730 522 1,957 1,616 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) (4) 11 5 (23) Adjusted income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A) 726 533 1,962 1,593 Income tax (expense) benefit  (192) (79) (579) (347) Adjustments impacting Income tax (expense) benefit (b) 2 (8) 66 8 Adjusted income tax (expense) benefit (B) (190) (87) (513) (339) Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 26.2% 16.3% 26.1% 21.3% ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.-GAAP (1/2)

Q3 2022 Q3 2021 9M 2022 9M 2021 (a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates         Restructuring expenses 11 15 19 21 Loss on repurchase of notes - - - 8 Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S. (30) (30) (90) (90) Pre-tax gain related to the 2021 modification of a healthcare plan in the U.S. (6) - (18) - Asset write-down: Industrial Activities, Russia Operations (1) - 43 - Asset write-down: Financial Services, Russia Operations 1 - 16 - Spin related costs 7 24 13 32 Other discrete items - 2 - 6 Loss on sale of EFD net of income from segments held for sale 14 - 22 - Total  (4) 11 5 (23)         (b) Adjustments impacting Income tax (expense) benefit         Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates(1) 5 (1) 66 13 Other (3) (7) - (5) Total 2 (8) 66 8 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.-GAAP (2/2) (1) Includes $44 million of increase to the valuation allowances on historical deferred tax assets as a result of the suspension of operations in Russia.

The composition of our regions part of the geographic information is as follow: North America: United States, Canada, and Mexico; Europe, Middle East, and Africa: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East; South America: Central and South America, and the Caribbean Islands; and Asia Pacific: Continental Asia (including the Indian subcontinent) and Oceania. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period. Geographic information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items. Adjusted EBIT Margin of Industrial Activities: is computed by dividing Adjusted EBIT of Industrial Activities by Net Sales of Industrial Activities. Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Adjusted Gross Profit Margin of Industrial Activities: is computed by dividing Net sales less Cost of goods sold, as adjusted by non-recurring items, by Net sales. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities, net receivables/payables with Iveco Group N.V. and other current financial assets (primarily current securities, short-term deposits and investments in instruments of high-credit rating counterparties). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures. Non-GAAP Financial Measures

INVESTOR RELATIONS CONTACTS investor.relations@cnhind.com Jason Omerza +1 (630) 740 8079 | jason.omerza@cnhind.com Federico Pavesi +39 (345) 605 6218 | federico.pavesi@cnhind.com